Exhibit 99.3

Protecting and Maximizing Value for Class V Stockholders

Over the last five months, with the assistance of its independent financial and legal advisors, the Special Committee of Dell, representing the Class V stockholders, conducted a thorough evaluation of a number of alternatives to maximize stockholder value. Following this comprehensive evaluation, the Special Committee determined this transaction is the best way to protect and maximize value for all Class V stockholders as it delivers both a significant and immediate premium as well as the ability to participate in the future upside of Dell Technologies.

FEBRUARY | MARCH | JUNE | JULY

FEBRUARY 2, 2018
Independent directors begin work

Special Committee undertakes financial evaluation, consideration of alternative transactions, engagement with VMware, shareholder engagement and ongoing discussions and negotiations with Dell on value, price, structure and governance

JULY 1, 2018
Special Committee concludes process and recommends Dell Board vote for transaction

JULY 2, 2018
Dell announces transaction to convert Class V Common Stock into shares of Dell's Class C Common Stock

- **Retained independent financial and legal advisors, Evercore and Latham & Watkins respectively, to assist in the evaluation**
- **Evercore also rendered a fairness opinion to the Special Committee**
- **Analyzed and considered numerous alternatives for maximizing value**
- **Received feedback from more than 20 stockholders representing nearly 40% of outstanding DVMT stock**
- **Sought independent analysis from DISCERN Analytics on key aspects of strategy and financial model underlying Dell forecasts and value**

About the Special Committee

- Composed of David Dorman and William Green, both independent and disinterested directors of Dell
- Mandated to act solely in the interests of Class V Common stockholders with respect to various alternatives Dell considered relating to VMware and the Class V Common Stock
- Four distinct business options analyzed and considered to maximize value: continuing "tracker stock" structure under Dell's standalone business plan; conversion following IPO of Dell shares; business combination of Dell and VMware; and negotiated conversion into Dell Class C Common Stock

Significant and Immediate Premium, with Upside in Dell

- Class V Common Stock will be converted into right to receive 1.3665 shares of Class C Common Stock; alternatively, Class V stockholders can elect $109/share in cash in aggregate amount not to exceed $9bn
- 29% premium to DVMT price on last trading day before transaction was announced (06/29/18)
- Would represent an equity value for Dell's DHI Group of $48.4bn and total consideration to holders of Class V shares of $21.7bn
- Following close, Class V stockholders will own 20.8% of Dell if $9bn in cash consideration is elected or 31% based on all-stock consideration; reflects pro forma equity value of $61.1-$70.1 billion for Dell Technologies based on implied value of $109/Class V share
- Cash election option allows holders to manage downside risk
- Transaction expected to close in fourth quarter of 2018



David Dorman, Former Chairman and CEO of AT&T

Extensive public company board and committee experience as well as significant expertise in management, finance and strategic planning gained through his experience as Chairman and Chief Executive Officer of AT&T.

In Addition:

- Chairman of CVS Health Corporation
- Founding Partner of Centerview Capital Technology
- Director of PayPal Holdings, Inc.
- Former Chairman of Motorola Solutions, Inc., and Director of Yum! Brands, Inc.



William Green, Former Chairman and CEO of Accenture

Extensive leadership and operating experience as the former Chairman and CEO of Accenture, deep understanding of the information technology industry and broad international business expertise.

In Addition:

- Co-Chief Executive Officer and Co-Chairman of GTY Technology Holdings Inc.
- Director of S&P Global Inc., Pivotal Software, Inc. and Inovalon Holdings, Inc.

In connection with the proposed merger, Dell Technologies Inc. ("Dell Technologies") will file a registration statement containing a preliminary proxy statement/prospectus regarding the proposed transaction with the Securities and Exchange Commission ("SEC"). After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to each holder of Class A common stock, Class B common stock, Class C common stock and Class V common stock entitled to vote at the special meeting in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may get these documents, when available, for free by visiting EDGAR on the SEC Website at www.sec.gov or by visiting Dell Technologies' website at www.investors.delltechnologies.com. Information concerning persons who may be considered participants in such solicitation under the rules of the SEC, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the aforementioned proxy statement/prospectus to be filed with the SEC.